UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: February 3, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

EARNINGS RELEASE

4th QUARTER OF 2020 (BR GAAP)

Santander

SANTANDER ANNOUNCES EARNINGS FOR THE FOURTH QUARTER OF 2020

São Paulo, February 3rd, 2021 – Santander Brasil, (ticker: SANB3 - common shares; SANB4 - preferred shares; and SANB11 - units), today announces its earnings for the fourth quarter of 2020 (4Q20).

- **Managerial net profit amounted to R$ 13,849 million in 2020, considering the extraordinary provision of R$ 3.2 billion in 2Q20. Our profitability (ROE) reached 19.1% in the year.**
- **The loan portfolio totaled R$ 411,655 million, driven by the corporate segment during the year and the rebound in retail over the quarter.**

Sérgio Rial, CEO of Santander Brasil, commented:

"We were ready for a tougher and more challenging year, thanks to our ability to adapt to trends – and COVID-19 accelerated the transformation of the industry. We had a great deal of learning, growth and transformation in 2020, and this is the result of the Santander culture. As we say it, "we may get it wrong, we may get it right, but we will not stand idle." Accordingly, we adjusted our business to fulfill our duty of providing an essential service to society and protect our employees. We achieved our best NPS performance, reduced bureaucracy, innovated and showed that here GENTE come first. With that, we have built the broadest digital customer service in the market. In 2020, we reached our record high for individual customer acquisition, customers for whom we will work to provide the best service and product portfolio. We are striving to achieve higher productivity levels: our attack on dispersion continues across all Santander businesses. We acknowledged our role and supported society amid such a difficult time – we organized donations and volunteering campaigns that were only made possible due to the engagement of our employees. We delivered greater value to shareholders, fueled by our unwavering pursuit of profitability. With so much transformation, our focus on results is even stronger, as we know we still have a lot to do. I would like to thank each and every customer for giving us their trust, as well as the more than 44k Santander flames who work to make us the best financial institution in the country.".



"we may get it wrong, we may get it right, but we will not stand idle"
Sérgio Rial

FINANCIAL HIGHLIGHTS

- Net interest income came to R$ 51,103 million in 2020, an increase of 6.6% in the year, attributable to stronger gains from market operations and a better product margin.
- Allowance for loan losses reached R$ 15,757 million in 2020, growing 30.2% in the year, mostly explained by the extraordinary provision of R$ 3.2 billion booked in 2Q20.
- The over-90-day delinquency ratio was 2.1%, the lowest in our history.

CONFERENCE CALL | Feb. 3rd, 2021 | 10 a.m. (BrT) / 8 a.m. (NYT)

It will be held in English with simultaneous translation into Portuguese

English: **+1 844 204-8942** | Portuguese: **+55 11 4210-1803** | Password: **Santander**

WEBCAST (English): https://webcastlite.mziq.com/cover.html?webcastId=cc03516e-a3cf-4edb-97ea-828a5ae7192f

WEBCAST (Portuguese): https://webcastlite.mziq.com/cover.html?webcastId=08dd8ce2-9a34-4950-82a8-3168052b447c

STRATEGY



"Customer Chair", 2020
Santander Brasil administrative headquarters

SANTANDER SX

In 4Q20 we introduced SX, setting ourselves apart from the Brazilian Central Bank's instant payment solution, PIX, by offering exclusive benefits to customers, including 10 days of interest-free overdraft for individuals and 5 days for businesses. Since its launch in November, we have processed more than 36 million PIX transactions (sent and received), totaling more than R$ 43 billion. More specifically, regarding the financial volume of PIX sent, we achieved a share of 15% in the quarter, outperforming our regular share in the credit market. Furthermore, we launched the SX card as a repositioning strategy for our Free card (for additional details, please refer to "CARDS" later in this section).

15% MARKET SHARE FINANCIAL VOLUME OF PIX SENT

GENTE

To make our services more agile and enhance our customer experience, we have combined the diversity of talent and experience of our people with the latest advances in collective intelligence, leading to the development of GENTE, our virtual assistant. This new technology is available to customers on WhatsApp, institutional web portal, mobile and Santander Way, and can provide both consultative and transactional assistance. GENTE has already delivered remarkable metrics, including assertiveness of approximately 70% (questions answered), over 37 million interactions and high acceptance by customers, with its NPS reaching 76 points.

Before digital, GENTE

REAL ESTATE

This quarter, we experienced a strong pace of loan origination, which allowed us to garner a market share of 10.8%[1] in December, an increase of 2.2 p.p. in 12M20. Some of the initiatives that enabled us to achieve this result were competitive financing rates and terms, increased advertising campaigns and extra convenience for our customers. Concerning the latter, we added a digital end-to-end offering, reducing lead-time by 22% in 2020, as well as digital portability. We also highlight Usecasa, a home-equity product that saw its origination double in one year in 4Q20, hitting a market share of 29.5%[1] in 2020.

CARDS

We launched the SX card as a repositioning of the Free card, making us more competitive in the market. This new product encourages customer transactionality and gives them the opportunity to waive the annual fee by incentives or registering their PIX keys. As a result, we issued 1 million cards, been 723k cards up to December, which accounted for 78% of new issuances (November and December). Another novelty is "Clique e Retire", a new physical card delivery model that provides autonomy and agility. We are working to increase the share of account holders in the total active credit card base, which reached 70%, as they are 2.4 times more profitable than single-product customers. We ended 4Q20 with a total turnover of R$ 75.5 billion, rising 13.3% in the year and 22.3% in the quarter.



AGRIBUSINESS

We value our proximity to our customers, which is why we are expanding our physical presence in strategic regions in this sector. We closed 2020 with 40 agri stores, whose average return occurs in 18 months and breakeven is reached in 8 months. The loan portfolio totaled R$ 23.4 billion, according to the Febraban[2] criteria, representing an expansion of 18.6% in the year.

[1] Source: Brazilian Central Bank as of December 2020. [2] Loan portfolio based on Febraban's ranking criteria

CONSUMER FINANCE

We finished the year with a 25.1%[1] market share in the individuals segment credit portfolio, maintaining our leadership in Brazil's auto financing market. In goods and services, we increased our commercial workforce by five times, broadening our geographic footprint, while entering into new partnerships, on top of the 16k already in place. By doing so, we expect to grow our presence in this sector.

GETNET

In 4Q20, we witnessed a rebound in consumption, which contributed to a total turnover of R$ 93.3 billion in the quarter, meaning an increase of 52.7% in twelve months. Moreover, we continued to enjoy the lowest cost per transaction in the market. We underscore our strong position in e-commerce, earning a market share of 25% in 2020 and holding the leadership on Black Friday. This reflects our strategy of offering both physical and digital solutions. In December, we launched the payment split for physical stores, which enables customers to share sales amounts directly from digital POS devices. Then, given our commitment to increasing exposure to the small business and entrepreneur segment, we ran several advertising campaigns in the media to let the public know about this new functionality.



[1] Source: Brazilian Central Bank, as of December 2020

SMALL AND MEDIUM-SIZED ENTERPRISES

In 2020, we made progress in creating more complete channels, notably through the launch of digital formalization for single-partner companies and the digital account opening process, which, after just five months from its launch, already reached a 25.0% share of total accounts opened in December. Also, we added new features to the app, such as the ability to generate bills, cards and an improved ID activation journey. In view of the pandemic scenario, we supported companies in this segment by making credit lines available to them, including through government-sponsored programs.

WHOLESALE (SC&IB)

We continued to move forward with our commitment to increasing customer transactionality. To do so, we expanded our operations into new markets, such as energy trading, where we are ranked among the top five, in addition to having the largest agricultural commodities desk in the country. We also emphasize our leadership as the best bank for foreign exchange (FX). In Project Finance, we advised and funded more than 270 infrastructure projects over the last twelve months and were named the "Infrastructure Bank of the Year-Brazil" by LATINFINANCE.

Sim | a digital lending platform for individuals. After 15 months of operation, we have already achieved stellar results, such as positive net profit, a loan portfolio of R$ 700 million in December 2020 and a market share of 0.5%. Also worth noting is Sim's high level of customer satisfaction, with an NPS of 80 points.

Paving the way for new markets

Santander Auto | a fully digital auto insurance solution that uses big data for pricing. We quickly reached a penetration rate of 16% in Santander Financiamentos, leading to the issuance of 110k policies. As a direct consequence, we were the first auto insurance company to hit the milestone of more than R$ 100 million in premiums issued in its first year of operation.

Ben | a company that operates in the corporate benefits and expense management sector. We stress that despite the deterioration in the labor market, we were able to expand our customer base to 217k cards, alongside 1.4k HR customers and 338k partner establishments. It is worth noting that we reached breakeven in May 2020.

emDia | an online debt renegotiation platform with quick registration and easy navigation, offering its services 24/7. We closed the year with 4 million customers and R$ 46 million in credit volume recovered in 2020.

Toro e Pi | we announced the acquisition[1] of a 60% stake in Toro, contributing with its extensive knowledge in equities, as well as providing a good customer experience. These elements, coupled with Pi's expertise in fixed income, will allow us to become a digital brokerage with complete investment solutions.

[1]The conclusion of the deal is subject to applicable regulatory approvals

CUSTOMER SATISFACTION

In 2020, our customer base continued to experience consistent growth, totaling 27.9 million of active customers or a 7.0% rise in the year. It is worth noting that we achieved year-on-year double-digit growth in loyal and digital customers, as a result of our strategy. We note that, thanks to our brand recognition and commercial strength, as well as by placing the customer at the heart of our strategy, we managed to beat our record for customer acquisition among individuals. Additionally, our NPS also reached a record high in 2020, at 63 points.

NPS
63 points

+7.5 points *(YoY)*

TOTAL ACTIVE CUSTOMERS
million



+7%
26.1
27.3
27.9
Dec-19
Sep-20
Dec-20

LOYAL CUSTOMERS
million



+12%
5.7
6.0
6.4
Dec-19
Sep-20
Dec-20

DIGITAL CUSTOMERS
million



+16%
13.5
15.2
15.6
Dec-19
Sep-20
Dec-20

SUSTAINABLE BUSINESS

We acknowledge our role as a financial institution in fostering sustainable enterprises, thereby helping society prosper. In this sense, we highlight the following initiatives:

- Lead coordinator for the 1st green bond issuance in the transportation and logistics sector (US$ 500 million) and participation in the 2nd sustainability-linked bond transaction in the world (US$ 1,25 billion).
- We conducted the 1st ESG-linked loan transaction in Brazil. With that, our portfolio in this product reached R$ 928 million.
- We achieved a market share of 70% in decarbonization credits ("CBIOs - Renovabio"), which total volume of this market amounted to R$ 2.6 million.
- We relaunched the Ethical fund, managed by Santander Asset Management, and the Santander GO fund, in partnership with asset manager Robeco, both of which make investments according to sustainability criteria.
- We committed to eliminating single-use plastics in our company, including our stores, by 2021. In addition, 47% of our operations use renewable energy, while we have been carbon neutral since 2010.

SOCIAL BUSINESSES

In 2020, we stepped up our actions to support society in the fight against the pandemic. These actions were only made possible thanks to the high level of engagement of our employees.

- This year, we impacted approximately 270k people[1] through many initiatives and supported roughly 100 projects and hospitals[2]. Overall, we raised R$ 32 million[3] while we participated in the donation of R$ 100 million to help in the battle against COVID-19[4].
- We hosted two editions of the "Amigo de Valor" program, mobilizing employees, customers and partners. The first edition was aimed at raising funds for hospitals on the front lines of the fight against the pandemic. The second one encouraged donors to allocate part of their income tax due to the Children's and Adolescents' Rights Fund. Considering both editions of the program, we raised roughly R$ 23 million[5,6], with the participation of 60% of employees.
- During Santander Week, which involved our entire team of employees and included an external campaign, we held a fundraiser that led to the donation[6] of R$ 7.2 million to "CUFA" (Central Union of Slums), benefiting more than 20k mothers.
- In 2020, 9k people have participated in the blood donation campaigns that we have organized.


SUSTAINABILITY

[1] Considering the *Amigo de Valor* and *Parceiro do Idoso* programs, Volunteering, Blood Donation and Financial Education. [2] Institutions supported by the special edition of Amigo de Valor: Comunitas, Instituto da Criança, Santa Marcelina, Hospital das Clínicas and Lar São Francisco. [3] Amigo de Valor and Parceiro do Idoso programs. [4] Considering only Santander resources. [5] Amigo de Valor: R$ 15,7 million + Friend of Value/COVID-19 edition: R$ 7 million [6] In collaboration with Itaú and Bradesco



RESULTS

"Our performance in 2020 once again demonstrated the solidity of our business model. Our speed of execution enabled us to support our customers and successfully reap the results of the recovery in commercial activity. Our risk indicators remain at controlled levels, in view of the continuous evolution of our models. Moreover, our expenses grew significantly below inflation, reinforcing our commitment to pursuing the best efficiency level in the market. We are prepared to capture the opportunities of this new cycle, with a constant quest to deliver profitability to our shareholders"

ANGEL SANTODOMINGO, CFO OF SANTANDER BRASIL

SOLID BALANCE SHEET AND STABLE CAPITAL STRUCTURE SUPPORTED OUR RAPID ADAPTATION TO ADVERSE MARKET CONDITION

In spite of the global crisis triggered by COVID-19, Santander Brasil managed to diligently execute its strategy in 2020, supported above all by a robust culture that sets it apart from the market

SUMMARY OF THE RESULTS

MANAGERIAL FINANCIAL STATEMENTS[1]	12M20	12M19	Var.	4Q20	3Q20	Var.
(R$ million)			**12M**			**3M**
Net Interest Income	**51,103**	**47,933**	**6.6%**	**12,396**	**12,432**	**-0.3%**
Allowance for Loan Losses	(12,557)	(12,099)	3.8%	(2,883)	(2,916)	-1.2%
Net Interest Income after Loan Losses	**38,546**	**35,834**	**7.6%**	**9,513**	**9,516**	**0.0%**
Fees	18,464	18,684	-1.2%	5,133	4,746	8.2%
General Expenses	(21,410)	(21,238)	0.8%	(5,552)	(5,375)	3.3%
Personnel Expenses + Profit Sharing	(9,035)	(9,496)	-4.9%	(2,194)	(2,256)	-2.8%
Administrative Expenses[2]	(12,375)	(11,742)	5.4%	(3,358)	(3,119)	7.7%
Tax Expenses	(4,292)	(4,189)	2.5%	(1,229)	(1,062)	15.7%
Investments in Affiliates and Subsidiaries	52	44	16.6%	27	15	74.0%
Other Operating Income/Expenses	(7,538)	(7,868)	-4.2%	(2,023)	(1,441)	40.3%
Operating Income	**23,821**	**21,268**	**12.0%**	**5,869**	**6,399**	**-8.3%**
Non Operating Income	70	8	n.a.	(13)	16	n.a.
Net Profit before Tax	**23,891**	**21,276**	**12.3%**	**5,856**	**6,415**	**-8.7%**
Income Tax and Social Contribution	(8,149)	(6,334)	28.7%	(1,866)	(2,484)	-24.9%
Minority Interest	(133)	(392)	-66.0%	(32)	(28)	14.9%
Net Profit w/o extraordinary provision[3]	**15,609**	**14,550**	**7.3%**	**3,958**	**3,902**	**1.4%**
Extraordinary provision for Loan Losses	(3,200)	-	n.a.	-	-	n.a.
Income Tax	1,440	-	n.a.	-	-	n.a.
Net Proft	**13,849**	**14,550**	**-4.8%**	**3,958**	**3,902**	**1.4%**
Accounting Net Profit	**13,469**	**14,181**	**-5.0%**	**3,859**	**3,811**	**1.2%**

NII
2020
+7% YoY

EFFICIENCY
2020
37.0%
BEST RATIO IN THE INDUSTRY

ROE
2020
19.1%
CONSIDERING EXTRAORDINARY PROVISION OF R$ 3.2BI

	12M20	12M19	Var.	4Q20	3Q20	Var.
(R$ million)			**12M**			**3M**
BALANCE SHEET (R$ million)						
Loan portfolio	411,655	352,028	16.9%	411,655	397,385	3.6%
Individuals	174,300	155,338	12.2%	174,300	165,044	5.6%
Consumer finance	60,256	58,231	3.5%	60,256	57,971	3.9%
SMEs	55,915	40,465	38.2%	55,915	53,335	4.8%
Corporate	121,184	97,994	23.7%	121,184	121,034	0.1%
Expanded Loan Portfolio[4]	512,485	432,549	18.5%	512,485	491,319	4.3%
Funding from Clients[5]	455,751	353,654	28.9%	455,751	451,058	1.0%
PERFORMANCE INDICATORS (%)						
Return on average equity excluding goodwill[6] - annualized (without extraordinary provision)	21.5%	21.3%	0.2 p.p.	20.9%	21.2%	-0.3 p.p.
Return on average equity excluding goodwill[6] - annualized	19.1%	21.3%	-2.2 p.p.	20.9%	21.2%	-0.3 p.p.
Return on average asset excluding goodwill[6] - annualized (without extraordinary provision)	1.6%	1.8%	-0.1 p.p.	1.6%	1.6%	0.0 p.p.
Return on average asset excluding goodwill[6] - annualized	1.4%	1.8%	-0.4 p.p.	1.6%	1.6%	0.0 p.p.
Efficiency ratio[7]	37.0%	38.9%	-1.8 p.p.	38.8%	36.6%	2.2 p.p.
Recurrence ratio[8]	86.2%	88.0%	-1.7 p.p.	92.5%	88.3%	4.2 p.p.
PORTFOLIO QUALITY INDICATORS (%)						
Delinquency ratio (over 90 days)	2.1%	2.9%	-0.8 p.p.	2.1%	2.1%	0.0 p.p.
Coverage ratio (over 90 days)	297%	209%	88.4 p.p.	297%	307%	-9.7 p.p.
Delinquency ratio (over 60 days)	2.6%	3.7%	-1.1 p.p.	2.6%	2.7%	-0.1 p.p.
OTHER DATA						
Branches	2,153	2,328	(175)	2,153	2,168	(15)
PABs (mini branches)	1,411	1,512	(101)	1,411	1,416	(5)
Own ATMs	12,949	13,296	(347)	12,949	12,975	(26)
Shared ATMs	23,798	23,780	18	23,798	23,676	122
Employees	44,599	47,819	(3,220)	44,599	45,147	(548)

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect and other adjustments, as described on pages 24 and 25.
[2] Administrative expenses exclude 100% of the goodwill amortization expense.
[3] Managerial net profit corresponds to the corporate net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 425 million in 12M20, R$ 368 million in 12M19, R$ 99 million in 4Q20 and R$ 91 million in 3Q20.
[4] Including other credit risk transactions (debentures, FDIC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees).
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, LCA, LCI, Financial Bills, Certificates of Structured Operations ("COE") and Secured Real Estate Notes ("LIG").
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 2,019 million in December 2020, R$ 1,927 million in September 2020 and R$ 1,612 million in December 2019.
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries).
[8] Recurrence Ratio: Fees / General Expenses.

NET INTEREST INCOME

(R$ million)	12M20	12M19	Var. 12M	4Q20	3Q20	Var. 3M
Net Interest Income	**51,103**	**47,933**	**6.6%**	**12,396**	**12,432**	**-0.3%**
Customers	**43,040**	**43,010**	**0.1%**	**10,645**	**10,533**	**1.1%**
Product Margin	41,399	40,357	2.6%	10,283	10,207	0.7%
Average Volume	392,240	325,915	20.4%	416,366	397,081	4.9%
Spread (Annualized)	10.5%	12.4%	-1.9 p.p.	9.8%	10.2%	-0.4 p.p.
Working capital	1,641	2,653	-38.2%	362	326	10.7%
Market Activities	**8,063**	**4,923**	**63.8%**	**1,751**	**1,899**	**-7.8%**

Net interest income totaled R$ 51,103 million in 2020, an increase of 6.6% in twelve months due to good performances from both the product margin, given higher volumes, and market margin. In three months, net interest income decreased by 0.3%, impacted by the weaker result from market operations, partially offset by higher revenue from the customer margin.

Revenues from customer operations were flat in the year with a higher product margin, attributed to stronger volumes despite the impact from spread pressure and the mix effect, which was offset by the decline in working capital owing to the reduction in the benchmark interest rate and lower volumes.

In three months, the margin with customers grew by 1.1% thanks to higher revenue from both the product margin, fueled by stronger volumes, and working capital.

The market margin amounted to R$ 8,063 million in 2020, representing an increase of 63.8% in twelve months. In three months, this revenue fell by 7.8%.


EVOLUTION OF NET INTEREST INCOME
R$ million
11.7%
11.3%
10.9%
10.2%
9.8%
-1,7%
-0,3%
12,605
1,718
10,888
12,655
1,823
10,833
13,620
2,591
11,029
12,432
1,899
10,533
12,396
1,751
10,645
4Q19
1Q20
2Q20
3Q20
4Q20
Customers
Market activities
Spread (Annualized)

FEES – REVENUES FROM BANKING SERVICES

(R$ million)	12M20	12M19	Var. 12M	4Q20	3Q20	Var. 3M
Cards and Acquiring	5,730	6,232	-8.0%	1,650	1,448	14.0%
Insurance fees	3,117	3,118	0.0%	907	745	21.7%
Current Account Services	3,966	3,857	2.8%	1,058	1,022	3.5%
Asset Management	1,017	1,086	-6.4%	277	262	5.6%
Lending Operations	1,438	1,379	4.2%	389	378	2.9%
Collection Services	1,471	1,515	-2.9%	385	369	4.4%
Placement, Custody and Brokerage of Securities	1,062	982	8.1%	223	361	-38.1%
Other	663	515	28.8%	244	162	50.5%
Total	**18,464**	**18,684**	**-1.2%**	**5,133**	**4,746**	**8.2%**

Revenues from banking services and fees came to R$ 18,464 million in the year, down by 1.2% in comparison with 12M19, mainly explained by the lower revenue from cards and acquiring services. In 4Q20, these revenues reached R$ 5,133 million, 8.2% higher than 3Q20, as a result of better performances across almost all revenue lines.

Cards and acquiring service fees were R$ 5,730 million in 12M20, a reduction of 8.0% relative to the same period of the previous year, mostly attributable to weaker customer transactionality in 1H20. In 4Q20, these fees advanced by 14.0%, driven primarily by the rebound in consumption, combined with the seasonal effect at the end of the year.

Current account service fees hit R$ 3,966 million in 12M20, a 2.8% rise over 12M19, led by the larger base of active customers. In 4Q20, this line went up by 3.5%, given our package pricing strategy, in line with market practices, and an increase in our base of customers.

Insurance fees stood at R$ 3,117 million in 12M20, stable compared to the same period last year. In the quarter, these revenues climbed by 21.7%, explained by the concentration of policy renewals in the period.

Asset management fees totaled R$ 1,017 million in 12M20, a decrease of 6.4% from 12M19, given lower fund management revenues. In 4Q20, asset management fees rose by 5.6% over 3Q20, driven by consortium management revenues, due to a boost in campaigns.

Securities placement, custody and brokerage service fees amounted to R$ 1,062 million in the year, 8.1% higher than 12M19, spurred by stronger securities placement activities, particularly in 3Q20. In the quarterly comparison, these fees went down by 38.1%.

Other fees came to R$ 663 million in 12M20, advancing by 28.8% over 12M19 and 50.5% against 3Q20. This performance is mainly attributable to the increase in property and vehicle appraisals, stemming from growth in these activities.

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

General expenses, including depreciation and amortization (ex-goodwill), totaled R$ 21,410 million in the year, 0.8% higher than 12M19, and significantly below the period's inflation rate of 4.52%[1]. On a quarterly basis, general expenses showed an increase of 3.3%.

Administrative and personnel expenses, excluding depreciation and amortization, amounted to R$ 18,741 million in 12M20, or 0.5% lower than 12M19, due to a decline in personnel expenses. In the quarterly comparison, these expenses grew by 3.2%.

Personnel expenses, including profit-sharing, came to R$ 9,035 million in the year, down by 4.9% from the same period of the previous year, primarily resulting from lower employee compensation, labor and benefit expenses. In three months, personnel expenses fell by 2.8%.

Administrative expenses, excluding depreciation and amortization, were R$ 9,706 million in the year, an increase of 4.0% over 12M19, especially owing to the rise in data processing expenses due to the development of projects and maintenance of software licenses during 2020. Compared to 3Q20, these expenses expanded by 8.7%, mostly because of higher expenses related to outsourced and specialized technical services, as well as advertising, promotions and marketing, given a hike in spending on year-end campaigns.

Depreciation and amortization expenses, excluding the goodwill effect, reached R$ 2,669 million in 12M20, a rise of 10.7% against the same period a year earlier. In comparison with 3Q20, these expenses climbed by 4.0%.

	12M20	12M19	Var.	4Q20	3Q20	Var.
(R$ million)			**12M**			**3M**
Outsourced and Specialized Services	2,623	2,483	5.6%	838	613	36.7%
Advertising, promotions and publicity	638	745	-14.4%	220	142	55.1%
Data processing	2,759	2,405	14.7%	697	740	-5.8%
Communications	397	404	-1.6%	104	99	5.4%
Rentals	812	801	1.3%	208	200	3.9%
Transport and Travel	104	191	-45.3%	26	20	32.1%
Security and Surveillance	567	601	-5.7%	132	142	-6.9%
Maintenance	314	264	19.0%	85	83	2.3%
Financial System Services	330	340	-3.1%	86	76	13.3%
Water, Electricity and Gas	190	216	-11.8%	48	41	19.2%
Material	79	54	47.6%	25	9	188.7%
Other	892	827	7.9%	178	273	-34.7%
Subtotal	**9,706**	**9,331**	**4.0%**	**2,648**	**2,436**	**8.7%**
Depreciation and Amortization[2]	2,669	2,411	10.7%	710	683	4.0%
Total Administrative Expenses	**12,375**	**11,742**	**5.4%**	**3,358**	**3,119**	**7.7%**
Compensation[3]	5,961	6,173	-3.4%	1,428	1,503	-5.0%
Charges	1,535	1,636	-6.2%	374	386	-3.3%
Benefits	1,428	1,538	-7.1%	359	345	4.2%
Training	51	68	-25.4%	17	8	121.3%
Other	60	81	-26.4%	16	14	15.3%
Total Personnel Expenses	**9,035**	**9,496**	**-4.9%**	**2,194**	**2,256**	**-2.8%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	18,741	18,827	-0.5%	4,842	4,692	3.2%
Total General Expenses	**21,410**	**21,238**	**0.8%**	**5,552**	**5,375**	**3.3%**

[1] Source: IBGE – 2020: 12-month rolling IPCA inflation - http://www.ibge.gov.br/. [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 425 million in 12M20, R$ 368 million in 12M19, R$ 99 million in 4Q20 and R$ 91 million in 3Q20. [3] Including profit-sharing

THE RATIO REACHED 37.0%

IN THE YEAR-TO-DATE PERIOD **FALLING 1.8 P.P. IN TWELVE MONTHS** AND ACHIEVING THE BEST LEVEL IN OUR HISTORY.

This performance reflects our diligent control of expenses, resulting from the application of an industrial approach. In the quarter, the efficiency ratio hit 38.8%

EFFICIENCY RATIO



40.1%
37.2%
35.7%
36.6%
38.8%
38.9%
37.0%
4Q19
1Q20
2Q20
3Q20
4Q20
2019
2020

OTHER OPERATING INCOME AND EXPENSES

Other operating income and expenses resulted in a net expense of R$ 7,538 million in the year, declining by 4.2% from 12M19 and increase of 40.3% in quarterly terms.

	12M20	12M19	Var.	4Q20	3Q20	Var.
(R$ million)			**12M**			**3M**
Expenses from credit cards	(3,018)	(3,364)	-10.3%	(824)	(772)	6.8%
Net Income from Capitalization	552	507	8.9%	135	169	-20.3%
Provisions for contingencies[1]	(1,859)	(1,826)	1.8%	(736)	(335)	120.0%
Other	(3,213)	(3,183)	0.9%	(597)	(504)	18.4%
Other operating income (expenses)	**(7,538)**	**(7,868)**	**-4.2%**	**(2,023)**	**(1,441)**	**40.3%**



[1] Including tax, civil and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses totaled R$ 15,757 million in 2020, growing by 30.2% over the previous year, part of which due to the extraordinary provision of R$ 3.2 billion booked in 2Q20. Disregarding this effect, allowance for loan losses advanced by 3.8% in twelve months. Cost of credit was 3.6% in the same period, or 2.8% excluding the impact of the extraordinary provision, which is the lowest level in our history. In the quarter, allowance for loan losses stood at R$ 2,883 million, a reduction of 1.2% relative to 3Q20, reaching 2.5% of the credit cost. In 2020, in the context of the pandemic scenario, our risk management proved to be solid and effective.

ALLOWANCE FOR LOAN LOSSES (R$ million) | COST OF CREDIT



3.0%
3.2%
6.0%
2.6%
2.5%
3.1%
3.2%
3.6%
2.8%
30.2%
-3.4%
-1.2%
15,757
12,099
3,200
6,534
2,983
3,424
2,916
2,883
14,307
15,344
3,585
3,936
3,200
4,045
3,754
3,609
(602)
(513)
(711)
(837)
(727)
(2,208)
(2,787)
4Q19
1Q20
2Q20
3Q20
4Q20
2019
2020
Provision for Loan Losses
Extraordinary Provision for Loan Losses
Income from the Recovery of Written-Off Loans
Cost of credit w/o extraordinary provision
Cost of credit

Provision for loan losses went up by 29.6% in the year, or 7.2% if we disregard the extraordinary provision booked in 2Q20, which was a necessary measure in view of the shift in macroeconomic conditions. In the quarter, provision for loan losses went down by 3.8%. It should be noted that we are comfortable with our loan quality levels.

Income from the recovery of written-off loans grew by 26.2% in the year. This performance can be explained by the robust recovery plan launched in 2019, which includes the use of data intelligence, digitalization and channel integration. In the quarter, credit recovery fell by 13.2%.

BALANCE SHEET

Total assets amounted to R$ 1,002,389 million in December 2020, an increase of 16.9% in the year, highlighted by growth in securities and financial instruments, as well as in the loan portfolio. Compared to September 2020, total assets went up by 2.1%. Total equity reached R$ 76,968 million in December 2020, or R$ 76,949 million if we disregard the goodwill balance.

ASSETS	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			**12M**		**3M**
Current Assets and Long-term Assets	**988,538**	**844,295**	**17.1%**	**968,524**	**2.1%**
Cash and Cash Equivalents	19,512	9,925	96.6%	15,338	27.2%
Interbank Investments	69,698	43,367	60.7%	59,400	17.3%
Securities and Derivative Financial Instruments	266,088	193,455	37.5%	249,332	6.7%
Interbank Accounts	91,368	89,265	2.4%	85,145	7.3%
Interbranch Accounts	-	-	n.a.	4	n.a.
Lending Operations	383,564	331,304	15.8%	372,688	2.9%
Other Receivables	156,175	174,566	-10.5%	184,248	-15.2%
Other Assets	2,132	2,413	-11.7%	2,370	-10.1%
Permanent Assets	**13,851**	**13,248**	**4.5%**	**13,698**	**1.1%**
Temporary Assets	333	354	-6.1%	382	-12.9%
Fixed Assets	7,047	7,181	-1.9%	6,987	0.9%
Intangibles	6,472	5,713	13.3%	6,330	2.2%
Total Assets	**1,002,389**	**857,543**	**16.9%**	**982,222**	**2.1%**
Total Assets (excluding goodwill)	**1,000,370**	**855,931**	**16.9%**	**980,295**	**2.0%**

LIABILITIES	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			**12M**		**3M**
Current Liabilities and Long-term Liabilities	**921,915**	**785,789**	**17.3%**	**903,725**	**2.0%**
Deposits	390,052	272,928	42.9%	384,218	1.5%
Money Market Funding	154,997	123,941	25.1%	119,163	30.1%
Funds from Acceptance and Issuance of Securities	70,628	85,963	-17.8%	73,549	-4.0%
Interbank Accounts	435	370	17.7%	2,508	-82.7%
Interbranch Accounts	4,831	4,019	20.2%	4,166	16.0%
Borrowings	55,012	43,125	27.6%	55,853	-1.5%
Domestic Onlendings - Official Institutions	12,748	11,755	8.5%	12,355	3.2%
Derivative Financial Instruments	36,269	20,623	75.9%	38,521	-5.8%
Other Payables	196,943	223,066	-11.7%	213,391	-7.7%
Deferred Income	**356**	**285**	**24.7%**	**577**	**-38.4%**
Minority Interest	**1,151**	**1,695**	**-32.1%**	**1,154**	**-0.3%**
Equity	**78,968**	**69,773**	**13.2%**	**76,766**	**2.9%**
Total Liabilities	**1,002,389**	**857,543**	**16.9%**	**982,222**	**2.1%**
Equity (excluding goodwill)	**76,949**	**68,161**	**12.9%**	**74,839**	**2.8%**

SECURITIES

The securities portfolio ended the year at R$ 266,088 million, expanding by 37.5% in twelve months, attributed to the higher balance of public securities. Relative to the previous quarter, total securities grew by 6.7%.

	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			**12M**		**3M**
Public securities	196,509	143,378	37.1%	179,479	9.5%
Private securities	36,739	32,636	12.6%	34,778	5.6%
Financial instruments	32,840	17,441	88.3%	35,075	-6.4%
Total	**266,088**	**193,455**	**37.5%**	**249,332**	**6.7%**

LOAN PORTFOLIO

The loan portfolio totaled R$ 411,655 million in 2020, which represents a 16.9% rise over the previous year (or 14.9% disregarding the exchange rate fluctuation effect). All segments recorded growth in the year, especially SME and Corporate customers, which expanded by 38.2% and 23.7%, respectively, regarding primarily to government-sponsored credit lines.

When compared with September 2020, the loan portfolio rose by 3.6% (or a 4.3% increase, excluding the effect of exchange rate fluctuation). The portfolio of loans to individuals was the biggest contributor in the period, delivering growth of 5.6%, mostly owing to the recovery in consumption.

The portfolio of deferred loans reached R$ 40.6 billion in December 2020, following the amortization of R$ 9.2 billion between 2Q20 and 4Q20. Individuals account for 75% of the deferred loan portfolio balance. We underscore the quality indicators of this portfolio such as, for example, the fact that over 85% of customers are rated[1] AA-C, the 15-to-90-day delinquency ratio is 5.5% and more than 50% of the deferred loan portfolio is tied to collateral in the individuals segment.

The expanded loan portfolio, which includes other credit risk transactions, acquiring-activity related assets and guarantees, came to R$ 512,485 million, meaning growth of 18.5% in the year (or 16.9% when we disregard the exchange rate fluctuation). In the quarter, the expanded loan portfolio grew by 4.3%.

The balance of the foreign currency portfolio, including dollar-indexed loans, was R$ 31,233 million, declining by 7.9% in the year and 15.2% in the quarter.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT *(R$ million)*	Dec-20	Dec-19	Var. 12M	Sep-20	Var. 3M
Individuals	174,300	155,338	12.2%	165,044	5.6%
Consumer Finance	60,256	58,231	3.5%	57,971	3.9%
SMEs	55,915	40,465	38.2%	53,335	4.8%
Corporate	121,184	97,994	23.7%	121,034	0.1%
Total portfolio	**411,655**	**352,028**	**16.9%**	**397,385**	**3.6%**
Other credit related transactions[2]	100,830	80,521	25.2%	93,935	7.3%
Total expanded credit portfolio	**512,485**	**432,549**	**18.5%**	**491,319**	**4.3%**

In December 2020, loans to individuals accounted for 42.3% of the total portfolio balance, a reduction of 1.8 p.p. from the same period a year ago. Consumer finance also saw its share drop from 16.5% to 14.6%. On the other hand, the SME and Corporate segments gained larger shares, as loans to Corporate customers advanced by 1.6 p.p. to 29.4%, while SME loans rose by 2.1 p.p. to 13.6%.

VARIATION OF LOAN PORTFOLIO R$ million



397,385
9,256
2,285
2,580
149
411,655
Sep-20
Individuals
Consumer Finance
SMEs
Corporate
Dec-20

[1]Based on Brazilian Central Bank's criteria. [2]Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activities related assets and guarantees

LOAN PORTFOLIO BY PRODUCT

	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			**12M**		**3M**
Individuals					
Leasing / Auto Loans[1]	3,772	2,825	33.5%	3,410	10.6%
Credit Card	36,371	34,914	4.2%	32,297	12.6%
Payroll Loans	48,086	42,447	13.3%	46,783	2.8%
Mortgages	43,993	37,219	18.2%	40,897	7.6%
Agricultural Loans	8,283	6,938	19.4%	7,474	10.8%
Personal Loans / Others	33,795	30,995	9.0%	34,183	-1.1%
Total Individuals	**174,300**	**155,338**	**12.2%**	**165,044**	**5.6%**
Consumer Finance	**60,256**	**58,231**	**3.5%**	**57,971**	**3.9%**
Corporate and SMEs					
Leasing / Auto Loans	4,409	3,863	14.1%	4,071	8.3%
Real Estate	1,835	2,523	-27.3%	1,982	-7.4%
Trade Finance	32,340	35,645	-9.3%	37,758	-14.3%
On-lending	11,314	7,456	51.7%	11,136	1.6%
Agricultural Loans	5,364	5,978	-10.3%	5,907	-9.2%
Working capital / Others	121,836	82,994	46.8%	113,516	7.3%
Total Corporate and SMEs	**177,098**	**138,459**	**27.9%**	**174,370**	**1.6%**
Total Credit	**411,655**	**352,028**	**16.9%**	**397,385**	**3.6%**
Other Credit Risk Transactions with customers[2]	100,830	80,521	25.2%	93,935	7.3%
Total Expanded Credit Portfolio	**512,485**	**432,549**	**18.5%**	**491,319**	**4.3%**

LOANS TO INDIVIDUALS

Loans to individuals reached R$ 174,300 million in 2020, rising by 12.2% in the year. The products that experienced the highest year-on-year increases, such as mortgage and payroll loans, reflect our strategy of growing in collateralized products. In December 2020, 76% of the total individual loan portfolio (including Santander Financiamentos) was linked to collateral[3]. In three months, the individual loan portfolio grew by 5.6%, mostly driven by a higher balance of credit card and mortgage loans.

The mortgage loan portfolio totaled R$ 43,993 million, rising by 18.2% in the year and 7.6% in the quarter. We have strengthened our presence in this market by providing competitive financing terms, running advertising campaigns and pioneering a digital end-to-end offering. These initiatives are already translating into higher loan origination volume.

The payroll loan portfolio amounted to R$ 48,086 million, growing by 13.3% in the year and 2.8% in the quarter. We continue to prioritize this product due to its risk profile and its pivotal role in fostering customer loyalty. This year's breakdown of payroll loan originations was 61% in the public sector, 26% in social security ("INSS") and 13% in the private sector.

The credit card portfolio expanded by 4.2% in the year, below the growth rate of the individual loan portfolio over the same period. One of the factors that contributed to this performance was the decline in consumption as consequence of the economic environment. In addition, following our strategic decrease in risk exposure to this product, our aim is to grow with higher credit quality by, for example, expanding the share of account holders in our active credit card base. In three months, the credit card portfolio balance recorded a strong increase of 12.6%, given the higher turnover in 4Q20.

[1] Including consumer finance, the portfolio of auto loans for individuals totaled R$ 55,385 million in Dec/20, R$ 53,013 million in Sep/20 and R$ 51,160 million in Dec/19. [2] Including debentures, FIDC, CRI, promissory notes, international distribution promissory notes, acquiring-activity related assets and guarantees. [3] It includes payroll loans, which starting from December 2020 also consolidates the Olé Consignado credit portfolio

CONSUMER FINANCE

The consumer finance portfolio, which originates outside the branch network, reached R$ 60,256 million, advancing by 3.5% in the year and 3.9% in the quarter. Of this total portfolio, R$ 51,613 million refers to vehicle financing for individuals, which increased by 6.8% in the year and 4.1% in the quarter. In 2020, given the circumstances, we implemented innovative measures to support loan origination. By doing so, we were able to maintain our leadership in this segment.

LOAN PORTFOLIO COMPOSITION | December, 2020 (INDIVIDUALS AND CORPORATE & SMES)



10%
90%
Vehicles
Others

The total portfolio of auto loans for individuals, which includes operations carried out by both the financing unit (correspondent banks) as well as by Santander's branch network, was R$ 55,385 million, climbing by 8.3% in twelve months and 4.5% in three months.

CORPORATE & SMES LOANS

The Corporate & SME loan portfolio came to R$ 177,098 million in December 2020, a 27.9% rise in the year, explained by the expansion of 46.8% in working capital loans, owing to the economic backdrop. In the quarter, this portfolio grew by 1.6%. It should be noted that business customers benefited from government-sponsored credit lines. We closed the year with a balance of R$ 14 billion in these programs.

The corporate loan portfolio stood at R$ 121,184 million, a 23.7% increase in the year (or an expansion of 17.1%, disregarding the exchange rate fluctuation effect), attributed to the scenario derived from the pandemic, in which companies looked to enhance their liquidity. In three months, this portfolio was virtually stable, with a rise of 0.1% (or up by 2.1%, if we exclude the effect of exchange rate fluctuation).

The SME loan portfolio hit R$ 55,915 million, a remarkable growth of 38.2% in the year and 4.8% in the quarter. The segment benefited from credit lines granted under government programs.

CREDIT PORTFOLIO BY RISK LEVEL

We operate in accordance with our risk culture and international good practices, with the aim of protecting our capital and ensuring the profitability of our business. Our credit approval process, particularly the approval of new loans and risk monitoring, is structured according to our customer and product classification, centered around our retail and wholesale segments.

In December 2020, portfolios rated "AA" and "A" accounted for 75.7% of our total loan book.



9%
7%
9%
34%
40%
8%
7%
10%
32%
43%
9%
7%
10%
34%
41%
8%
6%
9%
33%
43%
8%
7%
10%
33%
42%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
AA
A
B
C
D-H

DELINQUENCY RATIO OVER-90-DAY[1]

The over-90-day delinquency ratio fell by 0.8 p.p. in the year and reached 2.1% in December 2020, the lowest level ever recorded. This movement resulted from better ratios in the individuals and business segments, which are still being somewhat influenced by the effect of loan payment deferrals offered to our customers and by the quality of our loan portfolio growth. Furthermore, the product mix also made a positive contribution to the good performance of the delinquency ratio. In three months, this indicator was stable.



4.0%
4.0%
3.5%
3.0%
3.0%
Individuals
2.9%
3.0%
2.4%
2.1%
2.1%
Total
1.3%
1.6%
1.2%
0.9%
0.9%
Corporate + SMEs
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

1Non-performing loans over 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
was **3.0%** in December 2020, down by 1.0 p.p. in the year and stable in the quarter.

DELINQUENCY AMONG CORPORATES AND SMES
stood at **0.9%,** a decline of 0.4 p.p. in the year and stable in the quarter.

DELINQUENCY RATIO 15-TO-90-DAY[2]

The 15-to-90-day delinquency ratio came to 2.8% in December 2020, dropping by 1.1 p.p. in the year, in both the individuals and business segments, and 0.3 p.p. in the quarter.



5.2%
6.0%
4.2%
4.6%
4.3%
Individuals
3.9%
4.1%
2.7%
3.1%
2.8%
Total
1.9%
1.6%
1.1%
1.2%
1.1%
Corporate + SMEs
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

2. Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

DELINQUENCY AMONG INDIVIDUALS
hit **4.3%** decreasing by 0.9 p.p. in the year and 0.3 p.p. in the quarter.

DELINQUENCY AMONG CORPORATES AND SMES
reached **1.1%,** reducing by 0.8 p.p. in the year and 0.1 p.p. in the quarter.

NPL FORMATION

NPL formation stood at R$ 3,274 million in 4Q20, down by 17.7% in the year and 19.8% in the quarter. The ratio between NPL formation and the loan portfolio hit 0.8% in 4Q20, below the 1.0% recorded in the previous quarter, evidencing our assertive risk management.



1.2%
1.4%
1.4%
1.0%
0.8%
1.0%
1.2%
0.3%
0.6%
0.8%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
NPL Formation / Loan portfolio
NPL Formation w/o renegotiated portfolio / Loan portfolio

Note: NPL Formation is calculated based on changes in the balance of the over-90-day non-performing loan portfolio and the renegotiated loan portfolio, disregarding the portfolio written-off as loss during the period

COVERAGE RATIO *(over 90 days)*

The balance of allowance for loan losses was R$ 25,067 million in December 2020, rising by 17.1% in twelve months, influenced by the extraordinary provision of R$ 3.2 billion booked in 2Q20. On the other hand, total provisions rose by 1.2% in the year, below the loan portfolio growth, which illustrates the quality of our new crop of customers. Compared to 3Q20, allowance for loan losses advanced by 0.3%.

The coverage ratio reached 297% in December 2020, an increase of 88.4 p.p. in twelve months, given the lower share of over-90-days non-performing loans and the higher provision balance in the period. In three months, the coverage ratio fell by 9.7 p.p. impacted by loan origination in higher-rated customer segments, which reduces the need for provisioning.



209%
194%
272%
307%
297%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20

RENEGOTIATED LOAN PORTFOLIO *(R$ million)*

Loan renegotiations amounted to R$ 22,988 million in December 2020, climbing by 41.1% in twelve months and 0.3% in three months. These operations were adversely affected by the deterioration in the macroeconomic landscape during the year, an effect that was minimized by the risk profile of our loan portfolio. These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods.

In December 2020, the coverage ratio of the renegotiated loan portfolio stood at 45.3%.



50.8%
50.1%
45.9%
43.9%
45.3%
16,292
8,283
17,098
8,565
21,182
9,717
22,912
10,054
22,988
10,412
4Q19
1Q20
2Q20
3Q20
4Q20
Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Coverage

FUNDING

(R$ million)	Dec-20	Dec-19	Var. 12M	Sep-20	Var. 3M
Demand deposits	41,821	29,108	43.7%	43,414	-3.7%
Saving deposits	63,307	49,040	29.1%	59,443	6.5%
Time deposits	279,779	190,344	47.0%	275,249	1.6%
Financial Bills	16,078	31,083	-48.3%	17,915	-10.3%
Others[1]	54,767	54,079	1.3%	55,037	-0.5%
Funding from clients	**455,751**	**353,654**	**28.9%**	**451,058**	**1.0%**

Customer funding totaled R$ 455,751 million in 2020, growing by 28.9% relative to 2019, attributable to the higher balances of time, demand and savings deposits, given the shift of investor assets toward more stable instruments, which was seen throughout the year, particularly in 1H20. In comparison with September 2020, customer funding grew by 1.0%, owing to the increase in time and savings deposits.

(R$ million)	Dec-20	Dec-19	Var. 12M	Sep-20	Var. 3M
Funding from customers (A)	**455,751**	**353,654**	**28.9%**	**451,058**	**1.0%**
(-) Reserve Requirements	(58,409)	(69,663)	-16.2%	(56,379)	3.6%
Funding Net of Reserve Requirements	**397,342**	**283,990**	**39.9%**	**394,679**	**0.7%**
Borrowing and Onlendings	12,788	11,802	8.4%	12,399	3.1%
Subordinated Debts	13,120	10,176	28.9%	14,474	-9.4%
Offshore Funding	64,371	51,793	24.3%	65,164	-1.2%
Total Funding (B)	**487,621**	**357,761**	**36.3%**	**486,715**	**0.2%**
Assets under management[1]	384,650	357,940	7.5%	380,899	1.0%
Total Funding and Asset under management	**872,271**	**715,701**	**21.9%**	**867,614**	**0.5%**
Total Credit (C)	**411,655**	**352,028**	**16.9%**	**397,385**	**3.6%**
C / B (%)	**84.4%**	**98.4%**	**-14.0 p.p.**	**81.6%**	**2.8 p.p.**
C / A (%)	**90.3%**	**99.5%**	**-9.2 p.p.**	**88.1%**	**2.2 p.p.**

The loan portfolio to customer funding ratio came to 90.3% in December 2020, a decrease of 9.2 p.p. from December 2019 and an increase of 2.2 p.p. over September 2020.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 84.4% in December 2020, a drop of 14.0 p.p. in twelve months and a rise of 2.8 p.p. in three months.

The bank is in a comfortable liquidity situation, with stable funding sources and an adequate funding structure.

EVOLUTION OF FUNDING

R$ billion


99.5%
98.2%
88.6%
88.1%
90.3%
353.7
385.4
432.3
451.1
455.8
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Funding from customers
Loan Portfolio/ Funding from Customers

[1] Including Debentures, Real Estate Credit Notes ("LCI"), Agricultural Credit Notes ("LCA"), Secured Real Estate Notes ("LIG") and Certificates of Structured Operations ("COE"). [2] According to ANBIMA criteria.

BIS RATIO

The BIS ratio was 15.3% in December 2020, an increase of 0.2 p.p. in the year, particularly due to the stronger growth in regulatory capital relative to RWA in the period.

In the quarter, the BIS ratio expanded by 0.4 p.p., attributable to the higher regulatory capital. In addition, RWA dropped by 1.8% in the same period owing to the market and credit risk.

We note that the BIS ratio exceeds by 5.0 p.p. the sum of the minimum Regulatory Capital and Conservation Capital requirements. The capital requirement is 10.25%, with a minimum regulatory capital of 8.0% + conservation capital of 1.25% + additional CET1 for systemically important financial institutions of 1.0%. Tier I Capital reached 8.25% and CET1 stood at 6.75%.


15.0%
13.8%
14.4%
14.9%
15.3%
12.9%
11.4%
11.9%
12.3%
12.9%
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
CET1
BIS

OWN RESOURCES AND BIS	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			**12M**		**3M**
Tier I Regulatory Capital	77,572	66,482	16.7%	76,235	1.8%
CET1	71,006	61,390	15.7%	68,983	2.9%
Additional Tier I	6,565	5,092	28.9%	7,253	-9.5%
Tier II Regulatory Capital	6,554	5,084	28.9%	7,221	-9.2%
Adjusted Regulatory Capital (Tier I and II)	**84,126**	**71,565**	**17.6%**	**83,457**	**0.8%**
Risk Weighted Assets (RWA)	**551,569**	**475,987**	**15.9%**	**561,563**	**-1.8%**
Credit Risk Capital requirement	478,304	407,786	17.3%	485,856	-1.6%
Market Risk Capital requirement	15,846	20,235	-21.7%	18,289	-13.4%
Operational Risk Capital requirement	57,419	47,965	19.7%	57,419	0.0%
Basel Ratio	**15.3%**	**15.0%**	**0.2 p.p.**	**14.9%**	**0.4 p.p.**
Tier I	**14.1%**	**14.0%**	**0.1 p.p.**	**13.6%**	**0.5 p.p.**
CET1	12.9%	12.9%	0.0 p.p.	12.3%	0.6 p.p.
Tier II	**1.2%**	**1.1%**	**0.1 p.p.**	**1.3%**	**-0.1 p.p.**



FREE FLOAT

Santander Brasil has a free float of 9.86% and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão, under the tickers SANB3 (common shares), SANB4 (preferred shares) and SANB11 (units). Our unit is composed by one common share and one preferred share.

Our shares are also listed in the New York Stock Exchange (NYSE) under the ticker BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group [2]	3,444,204	90.19%	3,277,541	89.07%	6,721,745	89.64%
Treasury Shares	18,829	0.49%	18,829	0.51%	37,658	0.50%
Free Float	355,662	9.31%	383,466	10.42%	739,128	9.86%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of December 31st, 2020. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Dec-2020)


Local investor (B3 - Brasil, Bolsa, Balcão)
Foreign Investor (B3 - Brasil, Bolsa, Balcão)
NYSE
27.0%
33.5%
39.5%

STOCK PERFORMANCE

STOCK PRICE EVOLUTION[1] | BASE 100


251.0
203.9
SANB11
IBOV

[1] Historical prices excluding dividends and interest on capital. Source: Bloomberg.

The chart above illustrates that a R$100 investment in Santander Brasil shares on December 30th, 2016 would have increased in value to R$ 251.0 on December 30th, 2020, with reinvestments of the dividend and interest on capital payments.

EARNINGS DISTRIBUTION

In 2020 the Santander Brasil distributed R$ 3,325 million as Interest on Capital ("IoC"). Additionally, on February 2nd, 2021, the Board of Directors declared interim dividends amounting to R$512 million regarding the fiscal year of 2020. The additional amount will be paid on March 3rd, 2021, based on the register of shareholders of February 15th, 2021. As a result, Santander Brasil distributed a total of R$3,837 in 2020.

We highlight that the earnings distribution was impacted by Brazilian Central Bank Resolution No. 4,820, issued on May 29th, 2020, which, among other restrictions, limited the payment of interest on capital and dividends to the mandatory minimum established in the Company's Bylaws (25% of net profit).

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	12M20	Reclassifications					12M20		12M20
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial	Extraordinary provision expense	Managerial w/o extraordinary provision
Net Interest Income	**37,713**	**13,583**	**(756)**	**-**	**-**	**563**	**51,103**	**-**	**51,103**
Allowance for Loan Losses	(16,476)	-	667	-	-	52	(15,757)	3,200	(12,557)
Net Interest Income after Loan Losses	**21,237**	**13,583**	**(89)**	**-**	**-**	**615**	**35,346**	**3,200**	**38,546**
Fees	18,464	-	-	-	-	-	18,464	-	18,464
General Expenses	(19,978)	-	-	425	(1,858)	-	(21,410)	-	(21,410)
Personnel Expenses	(7,177)	-	-	-	(1,858)	-	(9,035)	-	(9,035)
Administrative Expenses	(12,800)	-	-	425	-	-	(12,375)	-	(12,375)
Tax Expenses	(3,980)	(312)	-	-	-	-	(4,292)	-	(4,292)
Investments in Affiliates and Subsidiaries	52	-	-	-	-	-	52	-	52
Other Operating Income/Expenses	(7,113)	-	89	-	-	(515)	(7,538)	-	(7,538)
Operating Income	**8,682**	**13,271**	**-**	**425**	**(1,858)**	**100**	**20,621**	**3,200**	**23,821**
Non Operating Income	239	-	-	-	-	(169)	70	-	70
Net Profit before Tax	**8,921**	**13,271**	**-**	**425**	**(1,858)**	**(69)**	**20,691**	**3,200**	**23,891**
Income Tax and Social Contribution	6,539	(13,271)	-	-	-	22	(6,709)	(1,440)	(8,149)
Profit Sharing	(1,858)	-	-	-	1,858	-	-	-	-
Minority Interest	(133)	-	-	-	-	-	(133)	-	(133)
Net Profit	**13,469**	**0**	**-**	**425**	**-**	**(46)**	**13,849**	**1,760**	**15,609**

MANAGERIAL RESULTS RECONCILIATION	12M19	Reclassifications					12M19
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**47,047**	**1,264**	**(1,381)**	**-**	**-**	**1,002**	**47,933**
Allowance for Loan Losses	(16,066)	-	1,416	-	-	2,551	(12,099)
Net Interest Income after Loan Losses	**30,981**	**1,264**	**35**	**-**	**-**	**3,554**	**35,834**
Fees	18,684	-	-	-	-	-	18,684
General Expenses	(19,904)	-	-	368	(1,735)	33	(21,238)
Personnel Expenses	(7,761)	-	-	-	(1,735)	-	(9,496)
Administrative Expenses	(12,143)	-	-	368	-	33	(11,742)
Tax Expenses	(4,571)	106	-	-	-	276	(4,189)
Investments in Affiliates and Subsidiaries	44	-	-	-	-	-	44
Other Operating Income/Expenses	(8,473)	-	(35)	-	-	640	(7,868)
Operating Income	**16,762**	**1,371**	**-**	**368**	**(1,735)**	**4,503**	**21,268**
Non Operating Income	8	-	-	-	-	-	8
Net Profit before Tax	**16,770**	**1,371**	**-**	**368**	**(1,735)**	**4,503**	**21,276**
Income Tax and Social Contribution	(462)	(1,371)	-	-	-	(4,501)	(6,334)
Profit Sharing	(1,735)	-	-	-	1,735	-	-
Minority Interest	(392)	-	-	-	-	-	(392)
Net Profit	**14,181**	**(0)**	**-**	**368**	**-**	**1**	**14,550**

MANAGERIAL RESULTS RECONCILIATION	4Q20	Reclassifications					4Q20
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**17,268**	**(4,708)**	**(121)**	**-**	**-**	**(43)**	**12,396**
Allowance for Loan Losses	(2,975)	-	49	-	-	43	(2,883)
Net Interest Income after Loan Losses	**14,293**	**(4,708)**	**(72)**	**-**	**-**	**-**	**9,513**
Fees	5,133	-	-	-	-	-	5,133
General Expenses	(5,214)	-	-	99	(437)	-	(5,552)
Personnel Expenses	(1,757)	-	-	-	(437)	-	(2,194)
Administrative Expenses	(3,457)	-	-	99	-	-	(3,358)
Tax Expenses	(1,690)	460	-	-	-	-	(1,229)
Investments in Affiliates and Subsidiaries	27	-	-	-	-	-	27
Other Operating Income/Expenses	(2,095)	-	72	-	-	-	(2,023)
Operating Income	**10,455**	**(4,248)**	**-**	**99**	**(437)**	**-**	**5,869**
Non Operating Income	(13)	-	-	-	-	-	(13)
Net Profit before Tax	**10,441**	**(4,248)**	**-**	**99**	**(437)**	**-**	**5,856**
Income Tax and Social Contribution	(6,114)	4,248	-	-	-	-	(1,866)
Profit Sharing	(437)	-	-	-	437	-	-
Minority Interest	(32)	-	-	-	-	-	(32)
Net Profit	**3,859**	**0**	**-**	**99**	**-**	**-**	**3,958**

MANAGERIAL RESULTS RECONCILIATION	3Q20	Reclassifications					3Q20
(R$ milhões)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**10,428**	**2,138**	**(226)**	**-**	**-**	**92**	**12,432**
Allowance for Loan Losses	(3,139)	-	231	-	-	(9)	(2,916)
Net Interest Income after Loan Losses	**7,290**	**2,138**	**5**	**-**	**-**	**83**	**9,516**
Fees	4,746	-	-	-	-	-	4,746
General Expenses	(5,008)	-	-	91	(458)	-	(5,375)
Personnel Expenses	(1,798)	-	-	-	(458)	-	(2,256)
Administrative Expenses	(3,210)	-	-	91	-	-	(3,119)
Tax Expenses	(996)	(66)	-	-	-	-	(1,062)
Investments in Affiliates and Subsidiaries	15	-	-	-	-	-	15
Other Operating Income/Expenses	(1,353)	-	(5)	-	-	(83)	(1,441)
Operating Income	**4,694**	**2,072**	**-**	**91**	**(458)**	**-**	**6,399**
Non Operating Income	16	-	-	-	-	-	16
Net Profit before Tax	**4,710**	**2,072**	**-**	**91**	**(458)**	**-**	**6,415**
Income Tax and Social Contribution	(413)	(2,072)	-	-	-	-	(2,484)
Profit Sharing	(458)	-	-	-	458	-	-
Minority Interest	(28)	-	-	-	-	-	(28)
Net Profit	**3,811**	**0**	**-**	**91**	**-**	**-**	**3,902**

[1] **Foreign Exchange Hedge:** under Brazilian tax rules, gains (losses) derived from exchange rate fluctuations on foreign currency investments are not taxable (tax deductible). This tax treatment results in exchange rate exposure to taxes. An exchange rate hedge position was set up with the purpose of protecting the net profit from the impact of foreign exchange fluctuations related to this exchange exposure arising from investments abroad (branches and subsidiaries).
[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted.
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided.
[3] **Amortization of Goodwill:** reversal of goodwill amortization expense.
[4] **Outros events:**

2019
1Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.
2Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.
Tax expenses: effect of a non-recurring tax expense related to Santander Leasing.
3Q19: Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in the valuation of assets related to the impairment of securities (R$ 64MM).
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments (R$ 136MM).
4Q19: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Allowance for Loan Losses: local provision adjustment considering expected loss criteria.
Tax Expenses: effect of the extraordinary tax expense related to Santander Leasing.
Other Operating Income and Expenses and General Expenses: creation of an Efficiency and Productivity Fund and impairment of intangible assets.
Social Contribution: adjustment of CSLL tax credits derived from the tax rate increase to 20% for banks (Constitutional Amendment No. 103/2019) and tax effects of the items noted above.

2020
1Q20:
Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments.
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.
Other Operating Income and Expenses: extraordinary expense of R$ 100MM for donations and support to our customers and society due to COVID-19.
2Q20:
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.
Allowance for Loan Losses: booking of an extraordinary loan loss allowance based on scenario analysis.
3Q20:
Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.
Net Interest Income and Other Operating Income and Expenses: reclassification between the lines referring to derivative instruments.
4Q20:
Net Interest Income and Allowance for Loan Losses: reclassification between the lines referring to the adjustment in asset valuation related to the impairment of securities.

BALANÇO PATRIMONIAL

ASSETS	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			**12M**		**3M**
Current Assets and Long-term Assets	**988,538**	**844,295**	**17.1%**	**968,524**	**2.1%**
Cash and Cash Equivalents	**19,512**	**9,925**	**96.6%**	**15,338**	**27.2%**
Interbank Investments	**69,698**	**43,367**	**60.7%**	**59,400**	**17.3%**
Money Market Investments	62,602	28,703	118.1%	49,015	27.7%
Interbank Deposits	5,907	4,361	35.4%	6,503	-9.2%
Foreign Currency Investments	1,189	10,303	-88.5%	3,882	-69.4%
Securities and Derivative Financial Instruments	**266,088**	**193,455**	**37.5%**	**249,332**	**6.7%**
Own Portfolio	106,273	62,325	70.5%	108,731	-2.3%
Subject to Repurchase Commitments	96,538	92,956	3.9%	72,162	33.8%
Posted to Central Bank of Brazil	880	-	n.a.	1,953	-55.0%
Pledged in Guarantees	22,704	16,260	39.6%	21,364	6.3%
Other	39,694	21,913	81.1%	45,121	-12.0%
Interbank Accounts	**91,368**	**89,265**	**2.4%**	**85,145**	**7.3%**
Restricted Deposits:	58,767	69,976	-16.0%	56,735	3.6%
-Central Bank of Brazil	58,409	69,663	-16.2%	56,379	3.6%
-National Housing System	358	313	14.6%	355	0.9%
Other	32,601	19,289	69.0%	28,411	14.7%
Interbranch Accounts	**-**	**-**	**n.a.**	**4**	**n.a.**
Lending Operations	**383,564**	**331,304**	**15.8%**	**372,688**	**2.9%**
Lending Operations	408,632	352,712	15.9%	397,688	2.8%
Lending Operations Related to Assignment	-	-	n.a.	-	n.a.
(Allowance for Loan Losses)	(25,067)	(21,408)	17.1%	(25,001)	0.3%
Other Receivables	**156,175**	**174,566**	**-10.5%**	**184,248**	**-15.2%**
Foreign Exchange Portfolio	91,439	118,451	-22.8%	109,884	-16.8%
Income Receivable	39,921	31,904	25.1%	45,894	-13.0%
Other	24,816	24,210	2.5%	28,470	-12.8%
Other Assets	**2,132**	**2,413**	**-11.7%**	**2,370**	**-10.1%**
Permanent Assets	**13,851**	**13,248**	**4.5%**	**13,698**	**1.1%**
Temporary Assets	**333**	**354**	**-6.1%**	**382**	**-12.9%**
Fixed Assets	**7,047**	**7,181**	**-1.9%**	**6,987**	**0.9%**
Intangibles	**6,472**	**5,713**	**13.3%**	**6,330**	**2.2%**
Goodwill net of amortization	2,019	1,612	25.2%	1,927	4.8%
Other Assets	4,453	4,101	8.6%	4,402	1.1%
Total Assets	**1,002,389**	**857,543**	**16.9%**	**982,222**	**2.1%**
Total Assets (excluding goodwill)	**1,000,370**	**855,931**	**16.9%**	**980,295**	**2.0%**

LIABILITIES	Dec-20	Dec-19	Var.	Sep-20	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**921,915**	**785,789**	**17.3%**	**903,725**	**2.0%**
Deposits	**390,052**	**272,928**	**42.9%**	**384,218**	**1.5%**
Demand Deposits	41,821	29,108	43.7%	43,414	-3.7%
Savings Deposits	63,307	49,040	29.1%	59,443	6.5%
Interbank Deposits	5,145	4,299	19.7%	6,111	-15.8%
Time Deposits and Others	279,779	190,481	46.9%	275,249	1.6%
Money Market Funding	**154,997**	**123,941**	**25.1%**	**119,163**	**30.1%**
Own Portfolio	96,713	91,696	5.5%	70,966	36.3%
Third Parties	6,283	8,743	-28.1%	5,500	14.2%
Free Portfolio	52,001	23,501	121.3%	42,697	21.8%
Funds from Acceptance and Issuance of Securities	**70,628**	**85,963**	**-17.8%**	**73,549**	**-4.0%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and Similar	57,668	72,212	-20.1%	60,434	-4.6%
Funding from Certificates of Structured Operations	2,384	3,444	-30.8%	2,636	-9.6%
Securities Issued Abroad	9,399	8,715	7.8%	9,354	0.5%
Other	1,176	1,592	-26.1%	1,125	4.5%
Interbank Accounts	**435**	**370**	**17.7%**	**2,508**	**-82.7%**
Interbranch Accounts	**4,831**	**4,019**	**20.2%**	**4,166**	**16.0%**
Borrowings	**55,012**	**43,125**	**27.6%**	**55,853**	**-1.5%**
Domestic Onlendings - Official Institutions	**12,748**	**11,755**	**8.5%**	**12,355**	**3.2%**
National Economic and Social Development Bank (BNDES)	7,893	6,253	26.2%	7,414	6.5%
National Equipment Financing Authority (FINAME)	4,475	4,819	-7.1%	4,527	-1.1%
Other Institutions	380	683	-44.3%	415	-8.3%
Derivative Financial Instruments	**36,269**	**20,623**	**75.9%**	**38,521**	**-5.8%**
Other Payables	**196,943**	**223,066**	**-11.7%**	**213,391**	**-7.7%**
Foreign Exchange Portfolio	84,876	117,996	-28.1%	108,996	-22.1%
Tax and Social Security	7,308	8,292	-11.9%	6,982	4.7%
Debt Instruments Eligible to Compose Capital	13,120	10,176	28.9%	14,474	-9.4%
Other	91,639	86,602	5.8%	82,939	10.5%
Deferred Income	**356**	**285**	**24.7%**	**577**	**-38.4%**
Minority Interest	**1,151**	**1,695**	**-32.1%**	**1,154**	**-0.3%**
Equity	**78,968**	**69,773**	**13.2%**	**76,766**	**2.9%**
Total Liabilities	**1,002,389**	**857,543**	**16.9%**	**982,222**	**2.1%**
Equity (excluding goodwill)	**76,949**	**68,161**	**12.9%**	**74,839**	**2.8%**

INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)



66.6
57.4
47.3
61.7
75.5
22.3
19.2
15.6
21.2
27.3
44.3
38.2
31.7
40.6
48.2
4Q19
1Q20
2Q20
3Q20
4Q20
Credit
Debit

TRANSACTIONS
(million)



708.4
617.4
541.1
677.7
734.3
322.7
292.1
266.7
347.2
364.4
385.7
325.3
274.4
330.5
369.8
4Q19
1Q20
2Q20
3Q20
4Q20
Credit
Debit

GETNET

TURNOVER
(R$ billion)



61.1
59.2
52.5
68.7
93.3
24.6
22.5
18.4
26.7
38.2
36.5
36.7
34.1
42.0
55.1
4Q19
1Q20
2Q20
3Q20
4Q20
Credit
Debit

TRANSACTIONS
(million)



730.0
683.4
538.4
692.9
892.0
418.2
375.4
289.1
392.1
516.2
311.8
308.0
249.4
300.8
375.9
4Q19
1Q20
2Q20
3Q20
4Q20
Credit
Debit

[1] Cards turnover do not include withdrawal transactions, it only considers purchase volumes.

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


39.7
42.9
45.8
6%
5%
4%
94%
95%
96%
4Q19
3Q20
4Q20
Corporate & SMEs
Individuals

DISTRIBUTION CHANNEL[1]


14%
26%
5%
55%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[2]


63%
49%
65%
51%
65%
52%
4Q19
3Q20
4Q20
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[3] BY CHANNEL
(R$ billion)


51.2
52.9
51.9
53.0
55.4
2.8
3.1
3.2
3.4
3.8
48.3
49.7
48.7
49.6
51.6
4Q19
1Q20
2Q20
3Q20
4Q20
Financial
Internal channel

NUMBER OF MONTHLY SIMULATIONS BY +NEGÓCIOS | VEHICLES
(thousands)


2,202
1,675
2,509
1,728
1,587
4Q19
1Q20
2Q20
3Q20
4Q20

[1] Individuals' origination. [2] Ratio between Loans and Collateral Value. [3]Vehicle portfolio for Individuals and Companies, Individuals' portfolio is generated by the internal channel as well as by the Individuals' portfolio from the Consumer Finance segment